FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Brown II, Owsley	2. Issuer Name and Ticker or Trading Symbol Brown-Forman Corporation (BFA & BFB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Chairman and Chief Executive Officer (1)
(Last) (First) (Middle) 850 Dixie Highway	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/06/03
(Street) Louisville, KY 40210		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common	01/06/03		J(2)		3,340	A		82,456	D
Class A Common								85,914	I	by Spouse
Class A Common	01/06/03		J(2)		3,340	D		206,360	I	GRAT (Grantor Trust)
Class A Common								11,479	I	GRAT 12/01
Class A Common								49,982	I	Ltd Partnership
Class A Common								264,805	I	Ltd Partnership PTP
Class A Common								971.9	I	Partnership Ltd
Class A Common								219,004.3	I	Trust/Partnership
Class A Common								434,503	I	Trust/Remainder
Class A Common								68.89	I	Partnership/Nectar
Class A Common								100,016	I	BHP Ltd Partnership
Class B Common								528	D
Class B Common								651	I	Ltd Partnership
Class B Common								73.1	I	Partnership
Class B Common								462,008.5	I	Trust/Partnership
Class B Common								440,690.5	I	Trust/Remainder
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Qualified Stock Option (right to buy)	36.13							5/1/99	4/30/06	Class B Common	30,347		30,347	D
Non-Qualified Stock Option (right to buy)	49.13							5/1/00	4/30/07	Class B Common	27,153		27,153	D
Non-Qualified Stock Option (right to buy)	50.44							5/1/03	4/30/10	Class B Common	39,542		39,542	D
Non-Qualified Stock Option (right to buy)	61.25							5/1/01	4/30/08	Class B Common	25,361		25,361	D
Non-Qualified Stock Option (right to buy)	62.25							5/1/02	4/30/09	Class B Common	27,257		27,257	D
Non-Qualified Stock Option (right to buy)	64.22							5/1/05	4/30/12	Class B Common	39,636		39,636	D
Non-Qualified Stock Option (right to buy)	68.33							5/1/04	4/30/11	Class B Common	31,263		31,263	D
Non-Qualified Stock Option (right to buy)	100.00							5/1/07	8/31/08	Class B Common	300		300	D

Explanation of Responses:

(1) Filing of this form should not be construed as an admission that the filing person is, for the purposes of Section 16 of the Securities Exchange Act of 1934, the "beneficial owner" of any equity securities held in a limited partnership or in trust and reported on this form.
(2) Transfer of shares from an irrevocable annuity trust to direct ownership.

By: /s/ John R. Edds Attn. in Fact for: Owsley Brown II **Signature of Reporting Person	01/06/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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